UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 18, 2023

CHAVANT CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40621	98-1591717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

445 Park Avenue, 9th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 745-1086

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share, par value $0.0001 per share, and three-quarters of one redeemable warrant	CLAYU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	CLAY	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one ordinary share, each at an exercise price of $11.50 per share	CLAYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On December 18, 2023, Chavant Capital Acquisition Corp. (the “Company”) held an extraordinary general meeting of shareholders in lieu of an annual general meeting (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, holders of 2,499,412 ordinary shares of the Company, representing approximately 89.94% of all of the shares entitled to vote at the Extraordinary General Meeting, were present in person or were represented by valid proxies; therefore, a quorum was present at the Extraordinary General Meeting.

The shareholders voted on the following proposals at the Extraordinary General Meeting, each of which is described in more detail in the Company’s definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission on November 15, 2023 (as supplemented, the “Proxy Statement/Prospectus”). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Proxy Statement/Prospectus.

As there were sufficient votes to approve the Transaction Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Advisory Governance Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Director Election Proposal, the Adjournment Proposal was not presented to shareholders.

Set forth below are the voting results for the Transaction Proposal:

For	Against	Abstain	Broker Non-Votes
2,496,408	3,004	0	N/A

Set forth below are the voting results for the Domestication Proposal:

For	Against	Abstain	Broker Non-Votes
2,496,357	3,005	50	N/A

Set forth below are the voting results for the Organizational Documents Proposal:

For	Against	Abstain	Broker Non-Votes
2,496,408	3,004	0	N/A

Set forth below are the voting results for the Advisory Governance Proposals:

(a)  Removal of Special Purpose Acquisition Company Provisions

For	Against	Abstain	Broker Non-Votes
2,496,407	3,005	0	N/A

(b) Authorized Capital Stock

For	Against	Abstain	Broker Non-Votes
2,496,408	3,004	0	N/A

(c) Voting Rights of Common Stock

For	Against	Abstain	Broker Non-Votes
2,496,407	3,005	0	N/A

(d) Right of the Holders of Class B Common Stock to Elect Certain Directors

For	Against	Abstain	Broker Non-Votes
2,496,408	3,004	0	N/A

(e) Removal of Directors

For	Against	Abstain	Broker Non-Votes
2,496,407	3,005	0	N/A

(f) Amendment of Charter

For	Against	Abstain	Broker Non-Votes
2,496,408	3,004	0	N/A

(g) Amendment of Bylaws

For	Against	Abstain	Broker Non-Votes
2,496,407	3,005	0	N/A

(h) Eliminate the Ability of the Holders of Class A Common Stock to Act by Written Consent

For	Against	Abstain	Broker Non-Votes
2,496,408	3,004	0	N/A

(i)  Remove Renouncement of Corporate Opportunities

For	Against	Abstain	Broker Non-Votes
2,496,407	3,005	0	N/A

(j) Choice of Forum

For	Against	Abstain	Broker Non-Votes
2,496,408	3,004	0	N/A

(k) Change of Corporate Name

For	Against	Abstain	Broker Non-Votes
2,496,407	3,005	0	N/A

Set forth below are the voting results for the Nasdaq Proposal:

For	Against	Abstain	Broker Non-Votes
2,490,390	9,022	0	N/A

Set forth below are the voting results for the Equity Incentive Plan Proposal:

For	Against	Abstain	Broker Non-Votes
2,490,389	9,023	0	N/A

Set forth below are the voting results for the Employee Stock Purchase Plan Proposal:

For	Against	Abstain	Broker Non-Votes
2,496,408	3,004	0	N/A

Set forth below are the voting results for the Director Election Proposal:

For	Against	Abstain	Broker Non-Votes
2,496,407	3,005	0	N/A

Item 8.01.	Other Events.

In connection with the Extraordinary General Meeting, as of the redemption deadline at 5:00 p.m., Eastern time, on December 14, 2023, shareholders holding 741,613 ordinary shares of the Company exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account established in connection with its initial public offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHAVANT CAPITAL ACQUISITION CORP.

	By:	/s/ Jiong Ma
	Name:	Jiong Ma
	Title:	Chief Executive Officer

Date: December 18, 2023